September 23, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Tom Kluck – Legal Branch Chief
Mail Stop 4561

Re:	Franklin Street Properties, Inc.
Form 10-K
Filed February 17, 2015
File No. 001-32470

Dear Mr. Kluck:

Franklin Street Properties Corp. (the “Company”) has set forth below a response to the comment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 provided by you to Mr. John G. Demeritt in a letter dated September 15, 2015 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Item 2. Properties

1.    In future Exchange Act periodic reports, please provide a lease expiration table for ten years, starting with the year in which the report is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response

In future Annual Reports on Form 10-K, the Company undertakes to include a lease expiration table for ten years, starting with the year in which the report is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn: Tom Kluck – Legal Branch Chief
September 23, 2015

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Executive Vice President and Chief Financial Officer

cc:	Scott H. Carter, Esq., Executive Vice President, General Counsel and Secretary, Franklin Street Properties Corp.
Kenneth A. Hoxsie, Esq., WilmerHale
Mr. Robert Hatch, Ernst & Young LLP